_________________________________________________________________
_________________________________________________________________
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                __________________________________

                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANCSHARES, INC.
                         (NAME OF ISSUER)
                __________________________________

             COMMON STOCK, $1.175 PAR VALUE PER SHARE
                  (TITLE OF CLASS OF SECURITIES)

                            024086100
              (CUSIP NUMBER OF CLASS OF SECURITIES)

                __________________________________

                       MICHAEL W.  GULLION
                   GOLD BANC CORPORATION, INC.
                        11301 NALL AVENUE
                      LEAWOOD, KANSAS 66211
                          (913) 451-8050
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTES AND COMMUNICATIONS)

                            COPIES TO:
                      CRAIG L.  EVANS, ESQ.
                   STINSON, MAG & FIZZELL, P.C.
                        1201 WALNUT STREET
                   KANSAS CITY, MISSOURI 64106
                          (816) 842-8600
                __________________________________

                        SEPTEMBER 6, 1999
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check he following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________________
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
                               13D
                                               Page 2 of 5 Pages
CUSIP NO. 024086100
___________________________________________________________________
(1)       NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSONS

                Gold Banc Corporation, Inc.
___________________________________________________________________

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                    (a)    X
                          ___
                    (b)  /__/
___________________________________________________________________

(3)       SEC USE ONLY

___________________________________________________________________

(4)       SOURCE OF FUNDS:

               OO (no funds required)
___________________________________________________________________

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                   ___
                                                  /__/
___________________________________________________________________

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION:

               Kansas
___________________________________________________________________
Number of      (7)  SOLE VOTING POWER                   0
Shares Bene-   __________________________________________________
ficially       (8)  SHARED VOTING POWER           493,694
Owned by       ___________________________________________________
Each Report-   (9)  SOLE DISPOSITIVE POWER              0
ing Person     ___________________________________________________
With           (10) SHARED DISPOSITIVE POWER            0
__________________________________________________________________

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:

               493,694
___________________________________________________________________

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                 ___
                                        /__/
__________________________________________________________________

(13)      PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

               9.8%
___________________________________________________________________

(14)      TYPE OF REPORTING PERSON:

               CO
___________________________________________________________________

                                                 Page 3 of 5 Pages

                               13D

ITEM 1.        SECURITY AND ISSUER.

     The name of the issuer is American Bancshares, Inc., a Florida corporation (the "Company"), and the address of its principal executive offices is 4502 Cortez Road West, Bradenton, Florida 34210-2801. This Schedule 13D relates to a Voting Agreement entered into in connection with the proposed merger (the "Merger") of the Company into Gold Banc Acquisition Corporation XI, Inc. ("Acquisition Subsidiary"), a wholly-owned subsidiary of Gold Banc Corporation, Inc. ("Gold Banc"), pursuant to an Agreement and Plan of Reorganization, dated September 6, 1999 (the "Merger Agreement"). The Voting Agreement requires J. Gary Russ, Ronald L. Larson, Timothy I. Miller, Dan E. Molter, Kirk D. Moudy, Lynn B. Powell, III, Walter L. Presha, R. Jay Taylor and Edward D. Wyke (collectively, the "Significant Stockholders") to vote their shares of Common Stock of the Company (a) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement, and (b) against any competing acquisition proposal, or any other action or agreement that would result in a breach of any representation, warranty, covenant or agreement of the Company set forth in the Merger Agreement, or which could result in any conditions to the Company's obligations under the Merger Agreement not being fulfilled. The Voting Agreement terminates upon the consummation of the Merger or the termination of the Merger Agreement.

ITEM 2.        IDENTITY AND BACKGROUND

     (a) Name: Gold Banc Corporation, Inc., a Kansas corporation.

     (b)        Principal Business:  Bank holding company.

     (c)        Principal Business and Principal Office
Address:  11301 Nall Avenue, Leawood, Kansas 66211.

     (d) During the last five years, Gold Banc has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Gold Banc has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No payments were made in connection with the execution of the Voting Agreement.

                                                 Page 4 of 5 Pages


ITEM 4.   PURPOSE OF THE TRANSACTION.

     The purpose of the execution of the Voting Agreement was to induce Gold Banc to enter into the Merger Agreement, and thereby facilitate the Merger. As a result of the Merger, the Company will be acquired by Gold Banc. Upon consummation of the Merger, Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Gold Banc beneficially owns 493,694 shares of Common Stock (9.8% of the outstanding shares), all of which Gold Banc shares voting power, but has no dispositive power.

     (c) Gold Banc has not effected any transactions during the past 60 days.

     (d) Gold Banc has shared voting power to the extent described in the response to Item 2 hereof which is incorporated herein by reference. Gold Banc does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in the preceding sentence.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Voting Agreement described in Item 1 hereof, attached hereto as Exhibit A, relates to the voting of shares of Common
Stock held by the  Significant Stockholders.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -    Voting Agreement, dated September 6,
                    1999 between Gold Banc and the
                    Significant Stockholders.

                                                 Page 5 of 5 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 15, 1999.

                                   GOLD BANC CORPORATION, INC.


                                   By: ____________________________
                                        Name:
                                        Title: